Exhibit 1

THIS CONVERTIBLE LOAN AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERTO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

CONVERTIBLE LOAN AGREEMENT

This CONVERTIBLE LOAN AGREEMENT (this “Agreement”) is made and entered into as of October 10, 2018 (the “Effective Date”), by and among PV Nano Cell Ltd., an Israeli company (the “Company”), and GTRIMG Investments Ltd. an Israeli Company (the “Lender”).

R E C I T A L S

WHEREAS, the Company requires an infusion of additional funds in order to conduct its business activities; and

WHEREAS, the Lender, is willing to make available to the Company a convertible loan (the “Loan”) in amounts set forth below, on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.	Loan.

1.1          Principal Loan Amount. The Lender hereby agrees to loan the Company at the Closing an amount equal to US $1,000,000, under the terms and conditions provided herein (the “Principal Loan Amount”).

1.2          The Lender shall have an option to lend the Company an additional amount of up to US $2,000,000 ("Additional Principal"), under the terms and conditions provided herein, in effect until the earlier of: (i) repayment in full of the Loan Amount, (ii) the Conversion Date (as defined below), or (iii) an initial public offering of the Company's shares ("IPO" and "Additional Principal Period" respectively).

1.3          Interest. The Principal Loan Amount shall bear an accumulated interest at the rate of Israeli Prime plus 4% per annum (the “Interest” and together with the Principal Loan Amount, the “Loan Amount”) calculated on the 10th of each calendar quarter for the immediately preceding 3 months period. Interest shall be paid on the Maturity Date when all amounts outstanding in connection with this Agreement shall be due and payable (“Interest Payment Date”), unless converted earlier as set out below.

1.4          Maturity Date. Unless earlier converted pursuant to Section 3 below, the Loan shall mature and become due and payable upon the earlier of (i) 24 months as of the Closing; or (ii) immediately prior to an Event of Default, as defined below, unless waived by the Lender at its sole discretion (the “Maturity Date”).

An Event of Default means (i) the filing by or against the Company of any petition in bankruptcy or liquidation proceedings of the Company or any petition for relief under the provisions of any law for the relief of debtors, and the continuation of such petition without dismissal for a period of 45 days or more; (ii) the appointment of a receiver, a trustee or a special manager to take possession of property or assets of the Company and the continuation of such appointment without dismissal for a period of 45 days or more; (iii) the commencement by the Company of any liquidation proceedings, or the adoption of a winding up resolution by the Company, or the calling by the Company of a meeting of creditors for the purpose of entering into a scheme or arrangement with them or any resolution in favor of any of the foregoing by the board of directors of the Company or shareholders of the Company; (iv) the cessation of conduct of substantially all of the Company's business affairs as now being conducted for a period of more than 45 days, or (v) a material breach of the warranties, representations, or other statements which were made by the Company under this Agreement which is not cured, if curable, within 14 business days following receipt by the Company of a written notice of such breach. The Company undertakes to notify the Lender immediately following occurrence of any of the events detailed in clauses (i) to (v) above.

It is agreed that failure by the Company to approve the amendment of the Articles of Association as stated in Section 4.6 below and/or failure to file on the Filing Date or have the registration statement effective on the Effectivness Date (as defined below), shall constitute an Event of Default that shall entitle the Lender to elect to either (i) to have the Loan be repaid within 14 days; or (ii) entitle the Lender to a discount of 25% on the Conversion Price of the Loan and the Warrants (it being clarified that in such case the minimum conversion price shall not apply) (the "Event of Default Special Penalty"). The Company undertakes to notify the Lender immediately following occurrence of any of such events.

1.5          Warrants. At the Closing, the Company shall deliver to the Lender a Warrant Certificate in the form attached hereto as Exhibit 1.5(a) according to which the Lender shall have the right, prior to the date which is the later of (i) 24 months as of the date the Registration Statement, as noted in Section 4.8 below, becomes effective or (ii) Maturity Date (should it be extended by the Parties) (the "Warrant Exercise Period")  or an IPO (if earlier), to purchase Ordinary Shares of the Company up to an aggregate exercise price of USD 5 Million . The exercise price per Ordinary share of the Company ("Share") shall be adjusted according to the relevant conversion price as set out in the Warrant Certificate.

At the Closing, the Company shall deliver to the Lender a Warrant Certificate in the form attached hereto as Exhibit 1.5(b) in respect of the Additional Principal according to which, effective as of and subject to the provision of all or part of the Additional Principal, the  Lender shall have the right, prior to the Warrant Exercise Period or an IPO (if earlier), to purchase Ordinary Shares of the Company up to an aggregate exercise price of USD 5 Million, assuming provision of the entire Additional Principal, and pro rata share in the event not all of the Additional Principal was provided.

The Warrant under Exhibit 1.5(a) and Exhibit 1.5(b) together the "Warrants".

2.	Closing.

2.1          Subject to receipt by the Company of all the corporate approvals required to approve the transactions contemplated in this Agreement (except as stated below with respect to the approval of the shareholders) (the “Company Approvals”), and any third party approvals (the “Third Party Approvals”) the Closing shall take place on October 14, 2018 (the “Closing”, the “Closing Date”, respectively), and all of the following shall be deemed to have occurred simultaneously:

2.2          The Company shall provide the Lender with copies of all Company Approvals, and Third Party Approvals;

2.3          The Company shall provide the Lender with executed Warrant Certificates in the forms attached as Exhibit 1.5(a) and Exhibit 1.5(b);

2.4          The Company shall provide the Lender with a copy of the Proxy Statement to be sent to all shareholders immediately following the Closing, with respect to the approval of the amendment to the Articles of Associations of the Company, as further detailed in Section 4.6 below, together with irrevocable proxies executed by shareholders of the Company, holding 60% of the issued share capital of the Company, authorizing the Chairman of the Shareholders Meeting to vote FOR all resolutions set forth in the Proxy Statement.

2.5          The Company shall provide the Lender with an executed undertaking of Dr. Fernando de la Vega, CEO of the Company, to continue his employment in the Company for a period which shall be the shorter of: (i) at least 12 months following the actual repayment of the Loan Amount or conversion thereof; (ii) or three (3) years.

2.6          At the Closing, the Lender shall deliver the Principal Loan Amount by way of a bank transfer to the Company's account, pursuant to the Company's wiring instructions.

3	Voluntary Conversion; Repayment.

3.1          Voluntary Conversion.
At any time after the Closing Date until the Loan Amount is no longer outstanding, the Loan Amount shall be convertible, in whole or in part, into Ordinary Shares (or any senior class of shares authorized and issued by the Company prior to the conversion, if applicable) at the option of the Lender, at any time and from time to time. The Lender shall effect conversions by delivering to Company a Notice of Conversion, the form of which is attached hereto as Exhibit 3.1 (each, a “Notice of Conversion”), specifying therein the Loan Amount to be converted at the election of the Lender and the date on which such conversion shall be effected, which shall be no earlier than 7 days from the date of receipt of notice by the Company (such date, the “Conversion Date”). Conversions hereunder shall have the effect of lowering the outstanding Loan Amount in an amount equal to the applicable conversion. Upon conversion of any accrued interest, the Lender shall provide the Company with a withholding exemption or shall pay to the Company the respective withholding amount the Company is obligated to withhold, the Company shall pay such amount to the tax authorities, within the timeframe prescribed by law, and shall provide the Lender with a certificate of payment.

Conversion Price.  The conversion price for the Loan Amount in connection with voluntary conversions by the Lender, shall be as calculated as set forth below but shall not fall below $0.17 per share (except in the case of an Event of Default Special Penalty) (“Conversion Price”).

Whereas

"CP" – shall mean the Conversion Price

"CPR" – shall mean the Conversion Price Ratio

"Closing NAV" – shall mean the Total Shareholders' Equity, as recorded in the most recent audited financial statements of the Company reported by the Company prior to the Closing Date, i.e. [USD $, 2,802,720 as per the 2017 audited financial statements]

"Conversion NAV" – shall mean the Total Shareholders' Equity, as recorded in the most recent audited financial statements of the Company reported by the Company prior to the Notice of Conversion.

"NI" – additional cash equity invested in the Company after the Closing Date and prior to the Conversion Date which was included in the most recent audited financial statements of the Company reported by the Company prior to the Notice of Conversion, provided that any changes in the Shareholders Equity due to other transactions which are not cash investments, i.e. changes due to merger, share swap, sale of assets etc. shall not be deducted under the NI. The CP shall not be affected by the transactions contemplated hereunder (i.e. by the Loan Amounts or the Warrants)

Accordingly,

CPR = (Conversion NAV – NI) / Closing NAV

And          CP= $0.27 X CPR, but not less than $0.17

3.2          No fractional shares shall be issued upon conversion of the outstanding Loan Amount, and the number of shares to be issued shall be rounded to the nearest whole number.

3.3          Repayment at Maturity Date. In the event the Loan Amount has not been converted pursuant to this Agreement prior to the Maturity Date, upon such maturity the Company shall make full cash repayment of the outstanding Loan Amount.

3.4          Upon conversion of the Loan Amount into shares of the Company pursuant to Section 3.1 above, the Company shall, as soon as practicable thereafter instruct its transfer agent to issue and deliver to the Lender, a certificate or certificates (physical or electronic as requested by the Lender) for the number of shares to which the Lender is entitled upon such conversion (subject to the prevailing legends as customary for the Company).

3.5          Upon conversion of any part of the Loan Amount pursuant to the terms herein, the Company shall, be forever released, with no further action to be taken, from its obligations and liabilities under this Agreement to pay such portion of the Loan Amount converted. This Agreement shall be deemed fully fulfilled and automatically expire upon the conversion or repayment of the Loan Amount in full, pursuant to the terms of this Agreement, with no further obligations on the Company pursuant hereto. The Lender shall execute any documents reasonably requested by the Company in order to confirm such fulfillment.

4	Representations and Covenants of the Company. The Company hereby represents and warrants to the Lender as of the date hereof and as of the Closing that:

4.1          The Company is a company duly formed and validly existing under the laws of the State of Israel, with full corporate power and authority to enter into and perform its obligations under this Agreement.

4.2          The execution and delivery of this Agreement by the Company, and performance of the Company's obligations hereunder, have been duly and validly authorized by all necessary corporate action, except the amendment of the Articles of Association as specifically stated herein.

4.3          The shares to be issued upon conversion of the Loan Amount and the Additional Principal if converted, and of the Warrants to be granted hereunder if exercised, will be, duly authorized and upon issuance in accordance with this Agreement, as the case may be, will be, validly issued, fully paid, and non-assessable.

4.4          The most recent 20F report filed by the Company is true and accurate in all material respects as of the dates set out therein and the information provided therein, including the financial statements, shall be deemed for all intents and purposes as representations and/or warranties provided hereunder. The Company represents that no material adverse event has occurred since the dates set out therein except deterioration of the Company's cash. The Company has no liabilities or obligations, contingent or otherwise, other than liabilities incurred in the ordinary course of business subsequent to December 31, 2017, which, individually and in the aggregate, do not exceed US$200,000.

4.5          The Company shall use the Principal Loan Amount solely in accordance with the Budget attached hereto as Exhibit 4.5(a). Until the conversion or the repayment of the Principal Loan Amount, any repayment obligation of the Company to its shareholders, as detailed in Exhibit 4.5(b) will be subordinated to the Lender's Loan, including Additional Principal if provided, and shall not be repaid without the Lender's prior written consent, other than payment to such shareholders of salaries or fees for services rendered or to be rendered. The Company shall be entitled to repay existing loans only to the lenders detailed in Exhibit 4.5(c), under the terms set forth therein.

4.6          No later than 7  days following the Closing the Company shall convene a shareholders meeting, to be held no later than November 29, 2018, which shall include on its agenda the amendment of the Articles of Association of the Company to provide (i) for an increase of the registered share capital of the Company; and (ii) that in the event the Lender shall convert at least US $2 Million of the Loan and/or invests an equity amount of US $2 Million, it shall be entitled for as long as it holds at least 5% of the outstanding share capital of the Company, to elect one director to the Board of Directors of the Company who shall serve as the Chairman of the Board of Directors, provided that such nominee has the required qualifications under applicable laws including the stock exchange rules then applicable. As of the Closing the Lender shall be entitled to appoint an observer to the Board of Directors who will be invited by the Company to all board meetings and who will be provided by the Company with all written materials provided to the directors of the Company and will receive prior notice of all actions taken by the Board of Directors in writing. Such observer shall not have any voting rights and shall sign a customary confidentiality and non-conflict undertaking. A copy of the Company's capitalization table, on a fully diluted basis, as of the date hereof, is attached hereto as Exhibit 4.6. It is understood that the capitalization table does not reflect the actual holdings as they may vary with respect to shareholders who own unrestricted shares but does represent the issued share capital of the Company on a fully diluted basis. The Company does not have updated information with respect to holders of shares that were released by Vstock.

4.7          The Company declares that except for the Third Party Approvals set forth in Exhibit 4.7 no other approvals are required in order for the Company to consummate this Agreement without breach of any law, regulation or contractual agreement.

4.8           No later than 45 days following the filing by the Company of the 20F report for December 31, 2018, to be filed within the timeframe set by law ("Filing Date"),  the Company shall file with the SEC a registration statement registering with the United States Securities and Exchange Commission all securities which may be issued to the Lender upon conversion of any Loan and the exercise of any Warrants, and shall make best efforts to have such registration statement effective as soon as possible but no later than 120 days if the statement is reviewed by the SEC and 45 days if the statement is not reviewed, from the filing date of the registration statement ("Effectiveness Date").  In the event of a failure to file on the Filing Date of have the registration statement effective by the Effective Date , as a result of which the Lender is unable to sell registrable securities without restriction under Rule 144 then, the Company shall pay to the Lender an amount in cash equal to two and a half (2.5%) of the aggregate amounts actually paid to the Company by the Lender (Loan Amount, Additional Loan Amount and Warrant Exercise Price) to be included in such registration statement on each of the following dates: (1) on the date of failure to file, either on the Filing Date or the Effectiveness Date, as applicable, and (2) on every ninety (90) day anniversary of (I) the failure to file on the Filing Date until such failure is cured; or (II) the failure to file on the Effectiveness Date until such failure is cured. Payments for any failure to file during any interim 90 day period shall be made pro rata. The payments to which a holder of Registrable Securities shall be entitled pursuant to this Section 4.8 are referred to herein as “Registration Delay Payments.”  Notwithstanding the foregoing, (i) in no event shall the aggregate amount of Registration Delay Payments payable by the Company to the Lender exceed ten percent (10%) of the aggregate Loan Amount, Additional Loan Amount and Warrant Exercise Price actually paid to the Company by the Lender. Notwithstanding the foregoing, no Registration Delay Payments shall be owed to a Lender with respect to any period during which the Lender’s registrable securities may be sold by the Lender without restriction under Rule 144 (including, without limitation, volume restrictions).

5	Representations and Warranties of the Lender. The Lender, hereby represents and warrants to the Company as of the date hereof and as of the Closing that:

5.1          The Lender confirms that it has full power and authority and has taken all required action necessary to permit it to execute and deliver and to carry out the terms of this Agreement and all other documents or instruments required hereby.

5.2          The Lender has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of this investment and that it is able to bear the economic risk of this investment. During the course of this transaction and prior to the execution of this Agreement, such Lender acknowledges that it had the opportunity to ask questions of, and receive answers from, management of the Company concerning the terms and conditions of this transaction and to obtain any additional information of the same kind that is specified in Rule 502 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), or that is necessary to verify the accuracy of the other information obtained. The Lender further acknowledges that it has received such information, as it deems necessary to enable it to make its investment decision. Such Lender further represents and warrants to the Company that it is either (i) an “accredited investor” as such terms is defined in Regulation D of the Securities Act; or (ii) a non-U.S. person as that term is defined in Regulation S of the Securities Act of 1933, as amended.

5.3          The Lender understands that until the filing of the registration statement as undertaken by the Company above, the shares issuable upon conversion of the Loan Amount are characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations, such securities may be resold without registration under the Securities Act, only in certain limited circumstances.

6.          Adjustments

The number and kind of shares purchasable initially upon the conversion of the convertible amounts under this Agreement and/or the exercise of this Warrant and the relevant CP and warrants exercise price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

6.1          Adjustment for Shares Splits and Combinations. If the Company at any time or from time to time effects a subdivision of the outstanding Ordinary Shares, the number of Ordinary Shares issuable before the subdivision shall be proportionately increased, and conversely, if the Company at any time or from time to time combines the outstanding Ordinary Shares, the number of Ordinary Shares issuable immediately before the combination shall be proportionately decreased.  Any adjustment under this Section 6.1 shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.2          Reorganization, Mergers, Consolidations or Sales of Assets.  If at any time and from time to time there is a capital reorganization of the Ordinary Shares (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Agreement) or a merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all of the Company’s properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the Lender shall thereafter be entitled to receive upon, the number of shares or other securities or property of the Company, or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of Ordinary Shares deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation or sale.  In any such case (except to the extent any cash or property is received in such transaction), appropriate adjustment shall be made in the application of the provisions of this Subsection and the Company’s Articles of Association with respect to the rights of the Lender after the reorganization, merger, consolidation or sale to the end that the provisions of this Subsection and the Company’s Articles of Association (including adjustment of the number of shares of Ordinary Shares issuable upon exercise of instrument hereunder) shall be applicable after that event and be as nearly equivalent to the provisions hereof as may be practicable. The Company undertakes to provide prior written notice to the Lender of any such event detailing all relevant information at least thirty (30) days prior to such event.

7.	Miscellaneous.

7.1          Each of the Parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties reflected thereby.

7.2          This Agreement shall be governed by, and construed in accordance with the laws of the State of Israel, without regard to its conflict of law rules. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court in Haifa, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

7.3          Except as otherwise expressly limited herein, the provisions hereof shall insure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties hereto.

7.4          The rights, privileges, or obligations set forth in, arising under or created by this Agreement may not be assigned or transferred by any Party, except for any assignment or transfer by the Company in connection with a merger transaction, change of control, sale of all or substantially all of its assets, or any similar transaction involving the Company, and except for any assignment or transfer by a Lender; to any entity in which such Lender owns directly or indirectly or has the right and power to direct the policy and management of such company, or is controlled by, controlling or under common control with the Lender.

7.5          This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. The preamble hereto constitutes an integral part hereof.

7.6          Any term of this Agreement (including but not limited to, with respect to the Maturity Date and prepayment of the Loan Amount) may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Company and the Lender.

7.7          All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied, e-mailed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, if to the Company then to the Company's registered address, and if to the Lender then to the address set forth on the signature page of this Agreement, or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 7 shall be effective: (i) if mailed, seven (7) business days after mailing with registered mail, (ii) if sent by messenger, upon receipt, and (iii) if sent via telecopier or e-mail, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt.

7.8          In no event shall any shareholder, officer, or director of the Company be liable for any amounts due or payable pursuant to this Agreement, subject to any law.

7.9          No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

7.10          All remedies, either under this Agreement or by law or otherwise afforded to any of the Parties, shall be cumulative and not alternative.

7.11          If any provision of this Agreement is held by a court of competent jurisdiction unenforceable under applicable law, than such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such an event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

7.12          This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Effective Date set forth above.

COMPANY: By: _____________________ Name: Dr. Fernando De La Vega Title: CEO
LENDER:
GTRIMG Investments Ltd. Name: ____________ Title: _______________ Date: Address:

[Signature Page - 2018 Convertible Loan Agreement]